EXHIBIT 12.

Computation of Earnings to Fixed Charges

5-Year Ratio of Earnings to Fixed Charges:	2006	2005	2004	2003	2002
Dollars in Millions
Earnings
Earnings from continuing operations before minority interest and income taxes	$2,635	$4,516	$4,418	$4,680	$2,748
Less:
Equity in net income of affiliates	474	334	273	151	80

Income adjusted for equity income	2,161	4,182	4,145	4,529	2,668
Add:
Fixed charges	566	408	369	361	420
Distributed income of equity investments	439	383	278	155	125
Pre-tax losses of equity investees	10	9	3	40	52
Less:
Capitalized interest	(18)	(9)	(10)	(35)	(16)

Total Earnings	$3,158	$4,973	$4,785	$5,050	$3,249

Fixed Charges
Interest and debt expense	$498	$349	$310	$277	$364
Capitalized interest	18	9	10	35	16
One-third of rental expense	50	50	49	49	40

Total Fixed Charges	$566	$408	$369	$361	$420

Ratio of Earnings to Fixed Charges	5.58	12.19	12.97	13.99	7.74

E-12-1